UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DR PEPPER SNAPPLE GROUP, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

26138E109
(CUSIP Number)

Brian L. Schorr, Esq.
Chief Legal Officer
Trian Fund Management, L.P.
280 Park Avenue, 41st Floor
New York, New York 10017
Tel. No.: (212) 451-3000
__________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 25, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Peltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,162,414 *
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,162,414 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,162,414 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.58% **
14	TYPE OF REPORTING PERSON IN
_______
*Includes 7,780,998 shares (the “Swap Shares”) of common stock, par value $0.01 per share (“Common Stock”), of Dr Pepper Snapple Group, Inc. (the “Issuer”) to which certain reporting persons have long economic exposure under cash-settled total return swaps (“Swaps”) entered into by such reporting persons.  The Swap Shares are being included solely as a result of the uncertainty created by the decision in CSX Corporation v. The Children’s Investment Fund Management (UK) LLP, et al. (the “CSX Case”).  The reporting person disclaims beneficial ownership (as that term is defined in rule 13d-3 under the Securities Exchange Act of 1934 (“Rule 13d-3”)) of the Swap Shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of the Swap Shares for any purpose.

**Calculated based on 253,861,753 shares of Common Stock outstanding as of May 6, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 (the “3/31/09 10-Q”).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter W. May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,162,414 *
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,162,414 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,162,414 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.58% **
14	TYPE OF REPORTING PERSON IN
_______
*Includes 7,780,998 Swap Shares to which certain reporting persons have long economic exposure under Swaps entered into by such reporting persons.  The Swap Shares are being included solely as a result of the uncertainty created by the decision in the CSX Case.  The reporting person disclaims beneficial ownership (as that term is defined in rule 13d-3) of the Swap Shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of the Swap Shares for any purpose.

**Calculated based on 253,861,753 shares of Common Stock outstanding as of May 6, 2009, as reported in the Issuer’s 3/31/09 10-Q.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward P. Garden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,162,414*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,162,414*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,162,414*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.58% **
14	TYPE OF REPORTING PERSON IN
_______
*Includes 7,780,998 Swap Shares to which certain reporting persons have long economic exposure under Swaps entered into by such reporting persons.  The Swap Shares are being included solely as a result of the uncertainty created by the decision in the CSX Case.  The reporting person disclaims beneficial ownership (as that term is defined in rule 13d-3) of the Swap Shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of the Swap Shares for any purpose.

**Calculated based on 253,861,753 shares of Common Stock outstanding as of May 6, 2009, as reported in the Issuer’s 3/31/09 10-Q.

1	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,162,414 *
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,162,414 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,162,414 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.58% **
14	TYPE OF REPORTING PERSON PN
_______
*Includes 7,780,998 Swap Shares to which certain reporting persons have long economic exposure under Swaps entered into by such reporting persons.  The Swap Shares are being included solely as a result of the uncertainty created by the decision in the CSX Case.  The reporting person disclaims beneficial ownership (as that term is defined in rule 13d-3) of the Swap Shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of the Swap Shares for any purpose.

**Calculated based on 253,861,753 shares of Common Stock outstanding as of May 6, 2009, as reported in the Issuer’s 3/31/09 10-Q.

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,162,414 *
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,162,414 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,162,414 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.58% **
14	TYPE OF REPORTING PERSON OO
_______
*Includes 7,780,998 Swap Shares to which certain reporting persons have long economic exposure under Swaps entered into by such reporting persons.  The Swap Shares are being included solely as a result of the uncertainty created by the decision in the CSX Case.  The reporting person disclaims beneficial ownership (as that term is defined in rule 13d-3) of the Swap Shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of the Swap Shares for any purpose.

**Calculated based on 253,861,753 shares of Common Stock outstanding as of May 6, 2009, as reported in the Issuer’s 3/31/09 10-Q.

1	NAME OF REPORTING PERSON Trian Partners General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453595
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,936,342*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,936,342*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,936,342*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.49% **
14	TYPE OF REPORTING PERSON OO
_______
*Includes 7,643,277 Swap Shares to which certain reporting persons have long economic exposure under Swaps entered into by such reporting persons.  The Swap Shares are being included solely as a result of the uncertainty created by the decision in the CSX Case.  The reporting person disclaims beneficial ownership (as that term is defined in rule 13d-3) of the Swap Shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of the Swap Shares for any purpose.

**Calculated based on 253,861,753 shares of Common Stock outstanding as of May 6, 2009, as reported in the Issuer’s 3/31/09 10-Q.

1	NAME OF REPORTING PERSON Trian Partners GP, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453775
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,936,342*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,936,342*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,936,342*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.49% **
14	TYPE OF REPORTING PERSON PN
_______
*Includes 7,643,277 Swap Shares to which certain reporting persons have long economic exposure under Swaps entered into by such reporting persons.  The Swap Shares are being included solely as a result of the uncertainty created by the decision in the CSX Case.  The reporting person disclaims beneficial ownership (as that term is defined in rule 13d-3) of the Swap Shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of the Swap Shares for any purpose.

**Calculated based on 253,861,753 shares of Common Stock outstanding as of May 6, 2009, as reported in the Issuer’s 3/31/09 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694293
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 226,072*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 226,072*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,072*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09% **
14	TYPE OF REPORTING PERSON OO
_______
*Includes 137,721 Swap Shares to which certain reporting persons have long economic exposure under Swaps entered into by such reporting persons.  The Swap Shares are being included solely as a result of the uncertainty created by the decision in the CSX Case.  The reporting person disclaims beneficial ownership (as that term is defined in rule 13d-3) of the Swap Shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of the Swap Shares for any purpose.

**Calculated based on 253,861,753 shares of Common Stock outstanding as of May 6, 2009, as reported in the Issuer’s 3/31/09 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund II General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 87-0763099
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund II GP, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 87-0763102
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Trian Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453988
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,782,901*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,782,901*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,782,901*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.10% **
14	TYPE OF REPORTING PERSON PN
_______
*Includes 1,312,559 Swap Shares to which certain reporting persons have long economic exposure under Swaps entered into by such reporting persons.  The Swap Shares are being included solely as a result of the uncertainty created by the decision in the CSX Case.  The reporting person disclaims beneficial ownership (as that term is defined in rule 13d-3) of the Swap Shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of the Swap Shares for any purpose.

**Calculated based on 253,861,753 shares of Common Stock outstanding as of May 6, 2009, as reported in the Issuer’s 3/31/09 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Master Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0468601
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,551,792*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,551,792*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,551,792*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.37% **
14	TYPE OF REPORTING PERSON PN
_______
*Includes 4,054,304 Swap Shares to which certain reporting persons have long economic exposure under Swaps entered into by such reporting persons.  The Swap Shares are being included solely as a result of the uncertainty created by the decision in the CSX Case.  The reporting person disclaims beneficial ownership (as that term is defined in rule 13d-3) of the Swap Shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of the Swap Shares for any purpose.

**Calculated based on 253,861,753 shares of Common Stock outstanding as of May 6, 2009, as reported in the Issuer’s 3/31/09 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694154
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 226,072*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 226,072*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,072*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09% **
14	TYPE OF REPORTING PERSON PN
_______
*Includes 137,721 Swap Shares to which certain reporting persons have long economic exposure under Swaps entered into by such reporting persons.  The Swap Shares are being included solely as a result of the uncertainty created by the decision in the CSX Case.  The reporting person disclaims beneficial ownership (as that term is defined in rule 13d-3) of the Swap Shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of the Swap Shares for any purpose.

**Calculated based on 253,861,753 shares of Common Stock outstanding as of May 6, 2009, as reported in the Issuer’s 3/31/09 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 87-0763105
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Trian SPV (SUB) II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0485814
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 325,210*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 325,210*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 325,210*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.13% *
14	TYPE OF REPORTING PERSON PN
_______
*Calculated based on 253,861,753 shares of Common Stock outstanding as of May 6, 2009, as reported in the Issuer’s 3/31/09 10-Q.

1	NAME OF REPORTING PERSON Trian SPV (SUB) IV, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0545717
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,276,414*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,276,414*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,276,414*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.90% **
14	TYPE OF REPORTING PERSON PN
_______
*Includes 2,276,414 Swap Shares to which certain reporting persons have long economic exposure under Swaps entered into by such reporting persons.  The Swap Shares are being included solely as a result of the uncertainty created by the decision in the CSX Case.  The reporting person disclaims beneficial ownership (as that term is defined in rule 13d-3) of the Swap Shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of the Swap Shares for any purpose.

**Calculated based on 253,861,753 shares of Common Stock outstanding as of May 6, 2009, as reported in the Issuer’s 3/31/09 10-Q.

Item 1. Security and Issuer

This Amendment No. 1 relates to the Schedule 13D filed with the Securities and Exchange Commission on December 19, 2008 relating to the Common Stock, $0.01 par value per share (the “Shares”), of Dr Pepper Snapple Group, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 5301 Legacy Drive, Plano, Texas  75024.

Items 4, 5 and 6 of the Schedule 13D are hereby amended and supplemented as follows:

Item 4. Purpose of Transaction

The transactions set forth on Schedule A hereto were made in connection with the expiration or termination of the lock-up period (the “Lock-Up Expiration”) applicable to investors in the parent entities of SPV II and to the owner of the Separate Account.  Following such transactions, the Filing Persons continue to beneficially own an aggregate of 14,162,414 shares (the “Subject Shares”).  The Subject Shares include an aggregate of 7,780,998 Shares (the “Swap Shares”) to which Trian Onshore, Trian Offshore, Parallel Fund I, SPV II, and SPV IV (collectively, the “Purchasers”) have long economic exposure under the Swaps.  Other than the sale of up to an additional approximately 325,000 Shares in connection with the Lock-Up Expiration, the Filing Persons have no current intention of selling any additional Shares in the near term.  The Filing Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, the Filing Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, but not limited to, purchasing additional Shares or selling some or all of the Shares or otherwise changing their intention with respect to any and all matters referred to in Item 4 of the Schedule 13D.

The Swap Shares are being included in this Schedule 13D as “beneficially owned” (as that term is defined in Rule 13d-3) solely as a result of the uncertainty created by the decision in the CSX Case.  The Filing Persons disclaim beneficial ownership of the Swap Shares and this Schedule 13D shall not be deemed an admission that the Filing Persons are the beneficial owners of the Swap Shares for any purpose.

Item 5. Interest in Securities of the Issuer

(a) As of 4:00 pm, New York City time, on June 25, 2009, the Trian Group beneficially owned, in the aggregate, 14,162,414 Shares, representing approximately 5.58% of the Issuer’s outstanding Shares (based upon the 253,861,753 Shares stated by the Issuer to be outstanding as of May 6, 2009 in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009).  Such Shares include an aggregate of 6,381,416 Shares directly owned by Trian Onshore, Trian Offshore, Parallel Fund I and SPV II, representing approximately 2.51% of the Issuer’s outstanding Shares, and 7,780,998 Swap Shares, representing approximately 3.07% of the Issuer’s outstanding Shares.  The Swap Shares are being included in this Schedule 13D as “beneficially owned” (as that term is defined in Rule 13d-3) solely as a result of the uncertainty created by the decision in the CSX Case.  The Trian Group disclaims beneficial ownership of the Swap Shares and this Schedule 13D shall not be deemed an admission that the members of the Trian Group are the beneficial owners of the Swap Shares for any purpose.

(b) Each of Trian Onshore, Trian Offshore, Parallel Fund I, Parallel Fund II and SPV II beneficially and directly owns and has sole voting power and sole dispositive power with regard to 1,470,342, 4,497,488, 88,351, 0 and 325,210 Shares, respectively, except to the extent that other members of the Trian Group as described below may be deemed to have shared voting power and shared dispositive power with regard to such Shares.  In addition, each of Trian Onshore, Trian Offshore, Parallel Fund I, Parallel Fund II, SPV II and SPV IV has an interest in 1,312,559, 4,054,304, 137,721, 0, 0 and 2,276,414 Swap Shares, respectively, as further described under Item 6 of this Schedule 13D.  As a result of the transactions set forth on Schedule A hereto, the Separate Account no longer holds any Shares.

Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian Onshore, Trian Offshore, SPV II and SPV IV (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Shares that Trian Onshore, Trian Offshore, SPV II and SPV IV directly and beneficially own. Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes. Each of Parallel Fund I GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Parallel Fund I (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Shares that Parallel Fund I directly and beneficially owns.  Each of Parallel Fund I GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.  Each of Trian GP LLC, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian GP (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Shares that Trian GP directly and beneficially own. Each of Trian GP LLC, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.

As a result of the sale of all of the Shares beneficially and directly owned by Parallel Fund II, each of Parallel Fund II, Parallel Fund II GP LLC and Parallel Fund II GP will no longer be a Filing Person.

(c) Schedule A hereto sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any members of the Trian Group, inclusive of the transactions effected through 4:00 pm, New York City time, on June 25, 2009.

(d) Except for the Trian Group and as described under Item 6 of this Schedule 13D, no person is known by the Trian Group to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Trian Group.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Trian Onshore, Trian Offshore, Parallel Fund I, Parallel Fund II, SPV II, SPV IV and the Separate Account entered into Swaps with Merrill Lynch International between October 11, 2007 and March 18, 2008 at reference prices ranging from $24.24 to $24.75.  After giving effect to the transactions set forth on Schedule A hereto, the Swaps constitute long economic exposure to approximately 3.07% notional outstanding Shares in the aggregate (based upon the 253,861,753 Shares stated by the Issuer to be outstanding as of May 6, 2009 in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009).  A portion of the Swaps expire on April 16, 2010 and the remainder of the Swaps expire on September 16, 2010, though all of the Swaps may be terminated by the applicable Trian Entities in whole or in part at any time.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2009

TRIAN FUND MANAGEMENT, L.P.
By:  Trian Fund Management GP, LLC, its
general partner

By:  /s/EDWARD P. GARDEN
Name:  Edward P. Garden
Title:    Member

TRIAN FUND MANAGEMENT GP, LLC

By: /s/EDWARD P. GARDEN
Name:  Edward P. Garden
Title:    Member

TRIAN PARTNERS, L.P.
By: Trian Partners GP, L.P., its general partner
By: Trian Partners General Partner, LLC, its general partner

By:  /s/EDWARD P. GARDEN
Name:   Edward P. Garden
Title:     Member

TRIAN PARTNERS MASTER FUND, L.P.
By:  Trian Partners GP, L.P., its general partner
By:  Trian Partners General Partner, LLC, its general partner

By:  /s/EDWARD P. GARDEN
Name:  Edward P. Garden
Title:    Member

TRIAN SPV (SUB) II, L.P.
By:  Trian Partners GP, L.P., its general partner
By:  Trian Partners General Partner, LLC, its general partner

By:  /s/EDWARD P. GARDEN
Name:  Edward P. Garden
Title:    Member

TRIAN SPV (SUB) IV, L.P.
By:  Trian Partners GP, L.P., its general partner
By:  Trian Partners General Partner, LLC, its general partner

By:  /s/EDWARD P. GARDEN
Name:   Edward P. Garden
Title:     Member

TRIAN PARTNERS GP, L.P.
By:  Trian Partners General Partner, LLC, its general partner

By:  /s/EDWARD P. GARDEN
Name:  Edward P. Garden
Title:    Member

TRIAN PARTNERS GENERAL PARTNER, LLC

By: /s/EDWARD P. GARDEN
Name:  Edward P. Garden
Title:    Member

TRIAN PARTNERS PARALLEL FUND I, L.P.
By:  Trian Partners Parallel Fund I General Partner, LLC
        its general partner

By:  /s/EDWARD P. GARDEN
Name:   Edward P. Garden
Title:     Member

TRIAN PARTNERS PARALLEL FUND I GENERAL
PARTNER, LLC

By:  /s/EDWARD P. GARDEN
Name:  Edward P. Garden
Title:    Member

TRIAN PARTNERS PARALLEL FUND II, L.P.
By:  Trian Partners Parallel Fund II GP, L.P., its
general partner
By:  Trian Partners Parallel Fund II General Partner,
LLC, its general partner

By:  /s/EDWARD P. GARDEN
Name:   Edward P. Garden
Title:     Member

TRIAN PARTNERS PARALLEL FUND II GP, L.P.
By:  Trian Partners Parallel Fund II General Partner,
LLC, its general partner

By:  /s/EDWARD P. GARDEN
Name: Edward P. Garden
Title:   Member

TRIAN PARTNERS PARALLEL FUND II GENERAL PARTNER, LLC

By: /s/EDWARD P. GARDEN
Name:  Edward P. Garden
Title:    Member

/s/NELSON PELTZ
NELSON PELTZ

/s/PETER W. MAY
PETER W. MAY

/s/EDWARD P. GARDEN
EDWARD P. GARDEN

Schedule A

The following table sets forth all transactions with respect to the Shares effected during the past 60 days by any of the Filing Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on June 25, 2009.  Except as otherwise noted, all such transactions were effected in the open market, and the table includes commissions paid in per share prices.

Name	Date	Shares	Price	Type

Trian SPV (SUB) II, L.P.	6/01/2009	213,881	22.3430	*
Trian SPV (SUB) II, L.P.	6/02/2009	526,575	23.0526	*
Trian SPV (SUB) II, L.P.	6/03/2009	262,829	22.4902	*
Trian SPV (SUB) II, L.P.	6/04/2009	229,585	22.8942	*
Trian SPV (SUB) II, L.P.	6/05/2009	170,903	22.9669	*
Trian SPV (SUB) II, L.P.	6/08/2009	141,700	22.7763	*
Trian SPV (SUB) II, L.P.	6/09/2009	229,585	22.5733	*
Trian SPV (SUB) II, L.P.	6/10/2009	13,408	22.5917	*
Trian SPV (SUB) II, L.P.	6/11/2009	1,378	22.6137	*
Trian SPV (SUB) II, L.P.	6/16/2009	25,300	21.5872	*
Trian SPV (SUB) II, L.P.	6/17/2009	240,374	21.3417	*
Trian SPV (SUB) II, L.P.	6/18/2009	28,454	22.2834	Sale
Trian SPV (SUB) II, L.P.	6/25/2009	686,292	20.7662	*
Trian SPV (SUB) II, L.P.	6/25/2009	875,600	20.8281	Sale

TCMG-MA, LLC	6/01/2009	19,019	22.3430	*
TCMG-MA, LLC	6/02/2009	46,825	23.0526	*
TCMG-MA, LLC	6/03/2009	23,371	22.4902	*
TCMG-MA, LLC	6/04/2009	20,415	22.8942	*
TCMG-MA, LLC	6/05/2009	15,197	22.9669	*
TCMG-MA, LLC	6/08/2009	12,600	22.7763	*
TCMG-MA, LLC	6/09/2009	20,415	22.5733	*
TCMG-MA, LLC	6/10/2009	1,192	22.5917	*
TCMG-MA, LLC	6/11/2009	122	22.6137	*
TCMG-MA, LLC	6/16/2009	25,000	21.5872	*
TCMG-MA, LLC	6/17/2009	72,426	21.3417	*
TCMG-MA, LLC	6/18/2009	96,546	22.2834	Sale

* Represents a partial unwind of an outstanding Swap with respect to the number of underlying reference Shares set forth in the table.